

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2021

Aren LeeKong
Chief Executive Officer
7 Acquisition Corp
750 East Main Street, Suite 600
Stamford, Connecticut 06902

> **Re: 7 Acquisition Corp**
> **Draft Registration Statement on Form S-1**
> **Submitted April 5, 2021**
> **CIK No. 0001850699**

Dear Mr. LeeKong:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted April 5, 2021

Risk Factors
We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you..., page 60

1. Revise this risk factor to highlight that the trading price of $10.00 is less than the exercise price of the warrants ($11.50) and may result in investors having to exercise the warrants at a time when they are out-of-the-money or receive nominal consideration from the company for them. In addition, revise your description of the warrants under "Description of Securities" to explain the purpose of the warrant redemption feature when your stock is trading at your IPO price versus your reasons for the redemption feature when your stock is trading at $18 per share.

<u>The grant of registration rights to our sponsor may make it more difficult to complete our initial business combination..., page 63</u>

2.   Revise this risk factor to make clear that the founder shares may become transferable earlier than one year following a business combination if the company's shares trade for a relatively small premium ($12.00) to your initial public offering price ($10.00) thereby enhancing the potential dilution to your public shareholders.

     You may contact Megan Akst, Senior Staff Accountant, at 202-551-3407 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at 202-551-3673 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Lisa Zhang